PROSPECTUS FILED PURSUANT TO RULE 424(B)(3)
LIGAND PHARMACEUTICALS INCORPORATED
Filed Pursuant to Rule 424(b)(3)
Registration No. 333-131029
Prospectus Supplement No. 18
(to Prospectus dated April 12, 2006, as supplemented and amended by that Prospectus Supplement No. 1 dated May 15, 2006, that Prospectus Supplement No. 2 dated June 12, 2006, that Prospectus Supplement No.
3 dated June 29, 2006, that Prospectus Supplement No. 4 dated August 4, 2006, that Prospectus Supplement
No. 5 dated August 9, 2006, that Prospectus Supplement No. 6 dated August 30, 2006, that Prospectus
Supplement No. 7 dated September 11, 2006, that Prospectus Supplement No. 8 dated September 12, 2006, that Prospectus Supplement No. 9 dated October 2, 2006, that Prospectus Supplement No. 10 dated October
17, 2006, that Prospectus Supplement No. 11 dated October 20, 2006, that Prospectus Supplement No. 12 dated October 31, 2006, that Prospectus Supplement No. 13 dated November 14, 2006, that Prospectus
Supplement No. 14 dated November 15, 2006, that Prospectus Supplement No. 15 dated December 14, 2006, that Prospectus Supplement No. 16 dated January 5, 2007, and that Prospectus Supplement No. 17 dated
January 16, 2007.
     This Prospectus Supplement No. 18 supplements and amends the prospectus dated April 12, 2006 (as supplemented and amended by that Prospectus Supplement No. 1 dated May 15, 2006, that Prospectus Supplement No. 2 dated June 12, 2006, that Prospectus Supplement No. 3 dated June 29, 2006, that Prospectus Supplement No. 4 dated August 4, 2006, that Prospectus Supplement No. 5 dated August 9, 2006, that Prospectus Supplement No. 6 dated August 30, 2006, that Prospectus Supplement No. 7 dated September 11, 2006, that Prospectus Supplement No. 8 dated September 12, 2006, that Prospectus Supplement No. 9 dated October 2, 2006, that Prospectus Supplement No. 10 dated October 17, 2006, that Prospectus Supplement No. 11 dated October 20, 2006, that Prospectus Supplement No. 12 dated October 31, 2006, that Prospectus Supplement No. 13 dated November 14, 2006, that Prospectus Supplement No. 14 dated November 15, 2006, that Prospectus Supplement No. 15 dated December 14, 2006, that Prospectus Supplement No. 16 dated January 5, 2007, and that Prospectus Supplement No. 17 dated January 16, 2007), or the Prospectus, relating to the offer and sale of up to 7,790,974 shares of our common stock to be issued pursuant to awards granted or to be granted under our 2002 Stock Incentive Plan, or our 2002 Plan, up to 147,510 shares of our common stock to be issued pursuant to our 2002 Employee Stock Purchase Plan, or our 2002 ESPP, and up to 50,309 shares of our common stock which may be offered from time to time by the selling stockholders identified on page 110 of the Prospectus for their own accounts. Each of the selling stockholders named in the Prospectus acquired the shares of common stock upon exercise of options previously granted to them as an employee, director or consultant of Ligand or as restricted stock granted to them as a director of Ligand, in each case under the terms of our 2002 Plan. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders under the Prospectus. We will receive proceeds in connection with option exercises under the 2002 Plan and shares issued under the 2002 ESPP which will be based upon each granted option exercise price or purchase price, as applicable.
     This Prospectus Supplement No. 18 includes the attached Current Report on Form 8-K of Ligand Pharmaceuticals Incorporated dated February 5, 2007, as filed by us with the Securities and Exchange Commission.
     This Prospectus Supplement No. 18 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement No. 18 updates or supersedes the information contained in the Prospectus.
     Our common stock is quoted on the Nasdaq Global Market under the symbol “LGND.” On February 2, 2007, the last reported sale price of our common stock on the Nasdaq Global Market was $12.67 per share.
     Investing in our common stock involves risk. See “Risk Factors” beginning on page 7 of the Prospectus and beginning on page 62 of Prospectus Supplement No. 13.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 18 is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement No. 18 is February 5, 2007.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): January 31, 2007
LIGAND PHARMACEUTICALS INCORPORATED
(Exact name of registrant as specified in its charter)
DELAWARE
(State or other jurisdiction of incorporation)
000-20720
(Commission File Number)
10275 Science Center Drive,
San Diego, California
(Address of principal executive offices)
(858) 550-7500
(Registrant’s telephone number, including area code)
77-0160744
(I.R.S. Employer Identification No.)
92121-1117
(Zip Code)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.05 COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES
ITEM 5.02 DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF PRINCIPAL OFFICERS.
Item 9.01 Financial Statements And Exhibits

ITEM 2.05 COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES
     On January 31, 2007, the Company announced a plan of termination with respect to certain of its employees in connection with its completed and pending asset sales previously announced in September 2006. Under the plan of termination the Company is reducing its workforce by about 267 positions or approximately 76 percent, based on total employment of 352 as of December 31, 2006. Included in the reduction are 40 home office employees and 23 field-based employees whose employment was terminated at the beginning of January 2007 and approximately 62 employees who will be offered employment by the purchaser of the Company’s AVINZA business. Most of the terminations will take place in the first quarter of 2007, with a smaller group of employees staying until mid-year. The Company began its initial restructuring process in December of 2006 after the sale of its Oncology division and the sale-leaseback of its facilities. The Company intends to continue as a biopharmaceutical research and development Company with certain royalty assets described in the Company’s periodic reports on Forms 10-K and 10-Q.
     The Company expects to incur total cash restructuring charges of approximately $10 to $12 million, plus an undetermined non-cash charge associated with option acceleration and extension under change of control severance agreements, calculated in accordance with FASB Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“SFAS123R”). These cash and non-cash charges are all of one major type, namely one-time termination benefits which include employee severance benefits and change in control payments related to the divestiture of AVINZA.
     The Company is not reasonably able to estimate at this time the non-cash charges associated with option acceleration and extension as they depend in large part on the price of the Company’s stock on the relevant employee’s termination date, as well as the determination of certain assumptions necessary for performing such calculations under SFAS 123R as of that date. The Company intends to file a further report on Form 8-K to report an estimate of these non-cash charges once that estimate has been determined.
     A copy of the press release dated January 31, 2007 announcing the foregoing plan of termination is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
ITEM 5.02 DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF PRINCIPAL OFFICERS.
     On January 31, 2007, the Company announced the departure of Paul V. Maier as Senior Vice President and Chief Financial Officer effective January 31, 2007 as well as the departures of Andres F. Negro-Vilar, Executive Vice President and Chief Scientific Officer and Warner R. Broaddus, Vice President General Counsel and Secretary, effective February 15 and February 28, 2007 respectively. The Company also announced, effective January 31, 2007 that Tod G. Mertes, Vice President, Controller and Treasurer has been appointed to the additional office of interim Chief Financial Officer.
     Mr. Mertes, age 42, joined Ligand in May 2001 as Director of Finance and was elected Vice President, Controller and Treasurer of the Company in May 2003. Prior to joining Ligand, Mr. Mertes was Chief Financial Officer at Combio Corporation and prior to Combio spent 12 years with PricewaterhouseCoopers in San Diego, California and Paris, France, most recently as an audit senior manager. Mr. Mertes is a Certified Public Accountant and received a B.S. in business administration from California Polytechnic State University at San Luis Obispo.
     A copy of the press release dated January 31, 2007 announcing the foregoing departure and appointment is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Item 9.01 Financial Statements And Exhibits
(d) Exhibits

EXHIBIT NUMBER	DESCRIPTION
99.1	Press Release of the Company dated January 31, 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned.

LIGAND PHARMACEUTICALS INCORPORATED
Date : February 5, 2007	By:	/s/ Warner R. Broaddus
		Name:	Warner R. Broaddus
		Title:	Vice President, General Counsel & Secretary

Exhibit 99.1
Ligand Announces Corporate Restructuring
The Company is Rapidly Transforming into a Focused R&D and Royalty Driven Business
SAN DIEGO—(BUSINESS WIRE)—Jan. 31, 2007—Ligand Pharmaceuticals Incorporated (NASDAQ:LGND) announced today that it is restructuring its business, pursuant to its new business model, by reducing its workforce by about 267 positions or approximately 76 percent.
     Key elements of the restructuring are as follows:
•	Ligand’s headcount following the reduction in force will be approximately 85 people down from a recent level of 352. Included in the 267-position reduction announced today are 40 home office employees and 23 field based employees whose employment was terminated at the beginning of January 2007 and approximately 62 Ligand employees who, under the previously disclosed terms of the agreement with King Pharmaceuticals, Inc., will be offered employment by King upon closing of the sale of AVINZA. Most of the restructuring will take place in the first quarter of 2007, with a small transitional team staying until mid-year.

•	The company’s current Chief Financial Officer, Paul V. Maier, will step down effective January 31, 2007. Tod G. Mertes, a vice president and Ligand’s current corporate controller, will assume the position of Interim CFO.

•	Associated with the restructuring and refocused business model of the company, several officers have agreed to step down, including the Chief Scientific Officer, General Counsel and the heads of human resources, operations, regulatory affairs and project management. Research and development will continue to be managed by our vice presidents currently in place.

•	The Company’s primary operations will be consolidated into one building with the goal to sublet unutilized space.

•	The Company’s subsidiary in the United Kingdom will be shut-down as soon as practicable, subject to local employment laws.

•	Severance packages will be provided to employees directly affected by the restructuring. Ligand expects to incur cash restructuring charges of approximately $10 to $12 million primarily associated with one-time employee severance benefits and change in control payments related to the divestiture of AVINZA. This estimate excludes non-cash expenses that would be recognized under SFAS 123 R, Share-based Payment (“SFAS 123 R”), in connection with the accelerated vesting or extension of the exercise period of stock options that is expected to occur under certain change of control employee agreements. Approximately $2.7 million of the estimated cash charge will be recorded in the fourth quarter of 2006 with the balance to be recorded in the first and second quarters of 2007. Additionally, fourth quarter 2006 charges will include approximately $0.3 million of non-cash compensation expense recognized under SFAS 123 R related to changes in stock options for certain employees terminated during that period.

•	On an annualized basis, the operating cash savings to the Company as a result of the eliminated positions is estimated to be $20 to $22 million. This estimate excludes non-cash stock compensation determined under SFAS 123 R.

•	Ligand’s collaborations with corporate partners including GlaxoSmithKline, Wyeth, Pfizer, TAP, and Eli Lilly and Ligand’s pending sale of AVINZA to King Pharmaceuticals, Inc. are not expected to be affected by the restructuring.

•	Ligand began its initial restructuring process in December of 2006 after the sale of its Oncology division and the sale-leaseback of its facilities. The Company eliminated 63 positions in the fourth quarter of 2006 as a result of these activities.
“Ligand is rapidly transforming into a highly focused R&D and royalty driven pharmaceutical company. While it is difficult to let go of employees who have made significant contributions to Ligand over the years, this is a required move to help align our Company’s resources with our main projects,” said John L. Higgins, President and Chief Executive Officer. “With the completed and pending divestiture of our commercial brands, a reduction in force was expected. I believe we have made important and necessary decisions and, out of respect for all of our employees, I am pleased that we could move through this process expeditiously. We have numerous exciting early stage programs, and I am confident our newly focused team will continue to conduct excellent research and operate a robust business.”
The Company will provide an outlook for its 2007 operating expenses during its Fourth Quarter 2006 earnings call expected to be held in early March around the filing of our Annual Report on Form 10-K.

Special Meeting of the Stockholders
The special meeting of Ligand’s stockholders will be held on February 12, 2007 to obtain stockholder approval of the sale of AVINZA to King Pharmaceuticals, Inc. In connection with the pending sale of AVINZA to King Pharmaceuticals, Inc., Ligand filed, with the Securities and Exchange Commission, a definitive proxy statement on January 24, 2007 which contains important information regarding the Company and the sale of AVINZA. Stockholders and investors can obtain free copies of these materials and other documents filed with the SEC at the SEC’s website at: http://www.sec.gov or on Ligand’s Investor Relations page at: http://www.ligand.com.
About Ligand
Ligand discovers and develops new drugs that address critical unmet medical needs of patients in the areas of cancer, skin diseases, men’s and women’s hormone-related diseases, osteoporosis, metabolic disorders, and cardiovascular and inflammatory diseases. Ligand’s proprietary drug discovery and development programs are based on its leadership position in gene transcription technology, primarily related to Intracellular Receptors. For more information, go to www.ligand.com.
Caution Regarding Forward-Looking Statements
This news release contains forward-looking statements by Ligand that involve risks and uncertainties and reflect Ligand’s judgment as of the date of this release. These statements include those related to reductions in workforce, facilities consolidation, operating savings, transformation to a research and development company, early stage programs, research and future business, the stockholders meeting, and the AVINZA asset sale. Actual events or results may differ from Ligand’s expectations. For example, we may not be able to complete our reductions in workforce or facilities consolidation on any particular or expected timeframe, we may not realize significant operating savings, we may not be able to successfully or timely complete a transformation of the company, our early stage programs or any specific business or research initiative(s). In addition we may not be able to obtain stockholder approval or consummate the AVINZA asset sale for other reasons, on time or at all. Any failure to accomplish these goals could cause our stock price to decrease. Additional information concerning these and other risk factors affecting Ligand’s business can be found in prior press releases as well as in Ligand’s public periodic filings with the Securities and Exchange Commission, available via the Company’s internet site at www.ligand.com. Ligand disclaims any intent or obligation to update these forward-looking statements beyond the date of this release.
This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
CONTACT: Ligand Pharmaceuticals Incorporated
John L. Higgins
Chief Executive Officer and President
858-550-7582
or
Erika Luib-De la Cruz
Investor Relations
858-550-7896